Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX      ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

SMALL RELATED PARTY ACQUISITION PURSUANT TO A BROAD-BASED BLACK ECONOMIC EMPOWERMENT (“B-BBEE”) TRANSACTION

1.	INTRODUCTION

Shareholders are advised that MiX Telematics, through its 85.1% held subsidiary MiX Telematics Enterprise SA Proprietary Limited (“MiX Enterprise”), has concluded an agreement (“the acquisition agreement”) with TPF Investments Proprietary Limited (“TPF”) to acquire the property described as Erf 1335 Vorna Valley Extension 21 Township, Registration Division IR, Province of Gauteng situated in Midrand (“the property”), from TPF for a consideration of R44 000 000 (“the acquisition”). MiX Enterprise and MiX Telematics Africa Proprietary Limited (“MiX Africa”), a wholly-owned subsidiary of MiX Telematics, currently lease the property from TPF in terms of a lease agreement originally entered into on October 2, 2007 and most recently renewed on a month-to-month basis effective from April 1, 2017.

Upon the registration of transfer of the property into the name of MiX Enterprise, MiX Enterprise will dispose of the property to Black Industrialists Group Property Management Company Proprietary Limited (“BIG”) for a consideration of R44 000 000 (“the disposal”). Post the implementation of the disposal, MiX Enterprise will conclude a lease agreement with BIG to lease the property for an initial period of 5 years with an option to renew the lease for a further five-year period.

2.	RATIONALE

The rationale behind the implementation of the acquisition and subsequent disposal is to enhance MiX Enterprise’s B-BBEE credentials, specifically in relation to Ownership and Enterprise and Supplier Development (Preferential Procurement) in terms of the Broad-Based Black Economic Empowerment Act, No 53 of 2003, given that BIG is a 100% black women owned company.

3.	TERMS OF THE ACQUISITION

3.1.	Payment of purchase price

The purchase price of R44 000 000 is payable by MiX Enterprise to TPF against registration of transfer of the property into the name of MiX Enterprise and will be settled in cash. MiX Enterprise will provide TPF with bank guarantees as security for the payment of the purchase price.

3.2.	Conditions precedent

The acquisition is subject to the following conditions precedent:

3.2.1.	MiX Enterprise and BIG entering into a sale agreement in respect of the property, as described in paragraph 1 above;

3.2.2.	the sale agreement as described in paragraph 3.2.1 becoming unconditional in accordance with its terms, save for any condition relating to the acquisition agreement;

3.2.3.	the approval of the shareholders and the boards of directors of MiX Enterprise and TPF, respectively; and

3.2.4.	the approval of the independent non-executive directors of MiX Telematics.

3.3.	Effective date

The acquisition will be effective on the date of registration of transfer of the property into the name of MiX Enterprise.

3.4.	Warranties and undertakings

The warranties and undertakings provided for in the acquisition agreement are standard for an acquisition of this nature.

4.	FINANCIAL INFORMATION

The value attributed to the property as at July 1, 2018 is R44 500 000. The valuation of the property was carried out by Robin Roper of The Property Partnership CC, an independent valuer registered as a professional valuer in terms of the Property Valuers Profession Act No. 47 of 2000.

The profits attributable to the property are R5 754 564, being the net operating income of the property as extracted from the audited annual financial statements of TPF prepared in terms of IFRS for small to medium-sized entities for the 12 months ended February 28, 2018.

5.	SMALL RELATED PARTY CONSIDERATIONS AND FAIRNESS OPINION

As TPF is an associate of Robin Frew, the non-executive chairman of MiX Telematics, the acquisition constitutes a small related party transaction in terms of paragraph 10.7 of the JSE Listings Requirements.

This acquisition is not subject to shareholder approval, provided an independent expert has confirmed that the terms of the acquisition are fair as far as the MiX Telematics shareholders are concerned. The company has accordingly appointed BDO Corporate Finance Proprietary Limited (“independent expert”) to provide a fairness opinion.

A further announcement will be published on finalisation of the independent expert’s fairness opinion in respect of the acquisition.

December 6, 2018

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